Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the three and nine months ended September 30, 2014, 2013 and 2012. This MD&A should be read together with the unaudited condensed interim Consolidated Financial Statements and the related notes. This MD&A is dated November 14, 2014. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a R&D pipeline in development. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”), for the U.S. market. In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of BPH as the initial indication for development and commercialization. NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection safety studies, NX02-0020 and NX02-0022, for eligible participants from the ongoing Phase 3 trials and the completed Phase 1 and 2 trials of NX-1207 for BPH. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. On November 2, 2014, following the completion of data verification and auditing procedures and the unblinding and top line analysis of efficacy of the studies, Nymox announced that the NX02-0017 and NX02-0018 Phase 3 trials had failed to meet their primary endpoints. The U.S. BPH development program for NX-1207 was placed on hold, pending further evaluation. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 U.S. study of NX-1207 for that indication, NX03-0040, was started in March 2012. In April 2014, Nymox announced positive top line results for the NX03-0040 study. The prostate cancer development program is continuing. Nymox also has in its pipeline drug candidates aimed at the causes of Alzheimer’s disease and new treatments of bacterial infections in humans. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and its ability to finance its research and development programs and operations through the sale of its shares. Since 2003, the Corporation has relied on the Common Stock Private Purchase Agreement (referred to in note 8 (a) to the Financial Statements), collaboration agreements, and revenues from product sales to fund its operations and research programs. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue-generating activities.

On November 2, 2014, the Corporation issued a press release announcing that the two Phase 3 U.S. studies of NX-1207 for the treatment of BPH, NX02-0017 and NX02-0018, failed to meet their primary efficacy endpoints. As a result, the Corporation’s U.S. BPH development program has been put on hold, pending further evaluation of the data, and operational changes to be implemented, including staffing reductions for this project. The NX-1207 program for low grade localized prostate cancer continues. The Corporation announced positive top line results for its Phase 2 study of NX-1207 for localized prostate cancer in April 2014.

The failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Company’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Under the Common Stock Private

Purchase Agreement, the Corporation must adhere to general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation. In the past, the Corporation has been successful in obtaining the needed financing pursuant to the agreement. As of the date of the financial statements, the Corporation has not received any communication from the purchaser that it will not honor the Corporation`s future draw-down notices under the agreement. On November 12, 2014, the Corporation completed a drawdown of $100,000 pursuant to this agreement. Assuming continued access to financing under the Agreement, management believes that cash balances, funds from product sales, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s requirements for at least the next year.

If the purchaser does not purchase the Corporation`s common shares as provided for under the agreement, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which would have an impact on its ability to continue as a going concern. The financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

  Our Clinical Trials for Our Therapeutic Products in Development, Such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

  Our Clinical Trials for Our Therapeutic Products, Such as NX-1207, May Be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

  A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

  We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for Our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

  We Face Challenges in Developing, Manufacturing and Improving Our Products

  Our Products and Services May Not Receive Necessary Regulatory Approvals

  We Face Significant and Growing Competition

  We May Not Be Able to Successfully Market Our Products

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for Our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  The Issuance of New Shares May Dilute Nymox’s Stock

  We Face Potential Losses Due to Foreign Currency Exchange Risks

  We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable Future

Critical Accounting Policies

The consolidated financial statements of the Corporation have been prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. The Corporation’s functional and presentation currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation has generally derived its revenue from product sales and collaboration agreements. Revenue from product sales is recognized when the product has been delivered and obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting are recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectability is reasonably assured.

Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the Corporation has no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

(iii)	Sale of goods:

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iv)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectability is reasonably assured.

Revenue recognition is subject to critical judgments, particularly in the collaboration agreement described above. Management uses judgment in estimating the service period over which revenue is recognized.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost related to employee awards is measured at fair value at the date of grant, net of forfeitures, and is expensed over the award’s vesting period. The Corporation uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. There is estimation uncertainty with respect to selecting inputs to the Black-Scholes pricing model used to determine the fair value of the stock options. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Corporation’s earnings.

Recoverability of Deferred Tax Assets

Management judgment is required in assessing the recoverability of deferred tax assets. We have recorded no deferred tax assets as of September 30, 2014 and 2013, due to uncertainties related to our ability to utilize all, or a portion of, our deferred tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be recovered. The ultimate recoverability of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

Results of Operations

Nine Months Ended September 30	2014	2013	2012
Total revenues	$2,220,372	$2,421,520	$2,283,037
Net loss	$(4,101,293)	$(3,591,682)	$(4,813,666)
Loss per share (basic & diluted)	$(0.12)	$(0.11)	$(0.15)
Total assets	$952,156	$1,051,294	$2,137,236
Non-current financial liabilities	$542,493	$400,000	$400,000

Quarterly Results	Q3 – 2014	Q2 – 2014	Q1 – 2014	Q4 – 2013
Total revenues	$735,529	$752,280	$732,564	$937,490
Net loss	$(688,206)	$(820,272)	$(2,592,816)	$(1,316,921)
Loss per share (basic & diluted)	$(0.02)	$(0.02)	$(0.07)	$(0.04)
	Q3 – 2013	Q2 – 2013	Q1 – 2013	Q4 – 2012
Total revenues	$743,288	$839,586	$838,646	$789,550
Net loss	$(1,020,387)	$(1,477,389)	$(1,093,906)	$(2,813,922)
Loss per share (basic & diluted)	$(0.03)	$(0.04)	$(0.03)	$(0.08)

The revenues in 2014, 2013 and 2012 include the recognition of revenue related to the upfront payment of €10 million (US$13.1 million) received from Recordati in December 2010. The net losses during the first quarter of 2014 and the fourth quarter of 2012 includes a stock compensation charge in amount of $1,420,185 and $1,640,500 respectively which explains the increase in net losses for those quarters compared to other quarters presented.

Results of Operations – Q3 2014 compared to Q3 2013

Net losses were $688,206, or $0.02 per share, for the quarter, and $4,101,293, or $0.12 per share, for the nine months ended September 30, 2014, compared to $1,020,387, or $0.03 per share, for the quarter, and $3,591,682, or $0.11 per share, for the nine months ended September 30, 2013. The increase in net losses for the nine months ended September 30, 2014 compared to the same period in 2013 is primarily due to stock compensation charges of $1,554,751 in 2014 compared to $293,384 in 2013 and an increase of $150,180 in salaries and payroll related expenses, net of a decrease of $1,023,460 in clinical trial expenditures and a decrease of $148,695 in professional fees. The decrease in net losses for the quarter ended September 30, 2014 compared to same period in 2013 is mainly due to a decrease of $515,417 in clinical trial expenditures, a decrease of $19,699 in stock compensation charges, net of a decrease of $292,205 in research tax credits. The weighted average number of common shares outstanding for the nine months ended September 30, 2014 was 35,088,887 compared to 34,006,597 for the same period in 2013.

Revenues

Revenues from sales of goods amounted to $81,129 for the quarter, and $257,172 for the nine-months ended September 30, 2014, compared with $88,888 for the quarter, and $458,320 for the nine months ended September 30, 2013. The decrease for the first nine months of 2014 compared to the same period in 2013 is primarily due to the non-recurrence of the sale of goods of $157,679 for the nine months period ended September 30, 2013 under our licensing agreement with Recordati. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

For the quarter and nine months ended September 30, 2014 and 2013, amounts of $654,400 and $1,963,200 were recognized as revenue relating to the upfront payment received from Recordati in December 2010. At September 30, 2014, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $3,162,933.

Research and Development

Research and development expenditures were $899,445 for the quarter, and $4,022,568 for the nine months ended September 30, 2014, compared with $1,428,025 for the quarter, and $4,593,695 for the nine months ended September 30, 2013. Research and development expenditures mainly include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline. Research and development expenditures also include stock compensation charges of $630,098 in the nine months ended September 30, 2014 and $10,068 in the comparative period in 2013. The decrease in expenses for the quarter ended September 30, 2014 is mainly attributable to a reduction of $515,417 in clinical trial expenditures. For the nine month period ended September 30, 2014, a decrease of $1,023,460 in clinical trial expenditures, a decrease of $104,552 in professional fees and a decrease of $118,155 in other expenditures combined with an increase of $620,030 in stock compensation charges and an increase of $55,010 in salaries and payroll related expenses explained the reduction of expenses compared to the same period in 2013. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $39,660 for the quarter, and $122,653 for the nine months ended September 30, 2014, compared with $38,349 for the quarter, and $237,699 for the nine months ended September 30, 2013. Marketing expenses for the quarter were relatively stable. The decrease in expenses for the nine month period is attributable to stock compensation charges recorded in the second quarter of 2013 which amounted to $123,700 compared to $0 for the same period in 2014. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $485,338 for the quarter, and $2,203,125 for the nine months ended September 30, 2014, compared with $560,282 for the quarter, and $1,354,848 for the nine months ended September 30, 2013. General and administrative expenditures also include stock compensation charges of $924,653 for the nine months ended September 30, 2014 and $159,616 in the comparative period in 2013. The increase of $848,277 in expenses for the nine month period is primarily attributable to an increase of $765,037 in stock compensation charges and an increase of $95,170 in salaries and payroll related expenses compared to the same period in 2013. The decrease of $74,944 for the quarter ended September 30, 2014 is mainly attributable to a decrease of $64,033 in investor relations compared to 2013. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Finance costs - Foreign Exchange

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 56% of 2014 expenses (66% in 2013; 64% in 2012) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2014 or 2013.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – Q3 2013 compared to Q3 2012

Net losses were $1,020,387, or $0.03 per share, for the quarter, and $3,591,682, or $0.11 per share, for the nine months ended September 30, 2013, compared to $1,245,563, or $0.04 per share, for the quarter, and $4,813,666, or $0.15 per share, for the nine months ended September 30, 2012. Net losses include stock compensation charges of $293,384 in 2013 and $294,945 in 2012. The decrease in net losses for the quarter and the nine months ended September 30, 2013 compared to the same periods in 2012 is related to reductions in many areas of expenditures mainly due to a reduction in clinical trial expenditures as the NX-1207 studies near completion. The weighted average number of common shares outstanding for the nine months ended September 30, 2013 was 34,006,597 compared to 33,115,780 for the same period in 2012.

Revenues

Revenues from sales of goods amounted to $88,888 for the quarter, and $458,320 for the nine-months ended September 30, 2013, compared with $110,164 for the quarter, and $319,837 for the nine months ended September 30, 2012. The decrease in orders from customers for NicAlert™/TobacAlert™ in the third quarter is attributable to a reduction in U.S. government research grants in 2013 compared to prior years. The increase for the first nine months of 2013 compared to the same period in 2012 is due to new revenue relating to the sale of goods under our licensing agreement.

For the quarter and nine months ended September 30, 2013 and 2012, amounts of $654,400 and $1,963,200 were recognized as revenue relating to the upfront payment received from Recordati in December 2010. At September 30, 2013, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $5,780,533.

Research and Development

Research and development expenditures were $1,428,025 for the quarter, and $4,593,695 for the nine months ended September 30, 2013, compared with $1,509,256 for the quarter, and $5,353,670 for the nine months ended September 30, 2012. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Research and development expenditures also include stock compensation charges of $10,068 in the nine months ended September 30, 2013 and $32,882 in the comparative period in 2012. The decrease in expenses is attributable to a reduction in clinical trial expenditures as the NX-1207 studies near completion. In 2013, research tax credits and grants amounted to $453,343 compared to $221,994 in 2012. The increase in 2013 reflects the payment of amounts totaling $194,695 which were reserved as provisions in prior years. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $38,349 for the quarter, and $237,699 for the nine months ended September 30, 2013, compared with $33,244 for the quarter, and $121,675 for the nine months ended September 30, 2012. The increase in expenses for the nine month period is attributable to stock compensation expenses recorded in the third quarter of 2013 which amounted to $123,700 compared to $389 for the same nine month period in 2012.

General and Administrative Expenses

General and administrative expenses were $560,282 for the quarter, and $1,354,848 for the nine months ended September 30, 2013, compared with $476,332 for the quarter, and $1,615,779 for the nine months ended September 30, 2012. General and administrative expenditures also include stock compensation charges of $159,616 for the nine months ended September 30, 2013 and $261,674 in the comparative period in 2012. The increase for the third quarter of 2013 is due to higher expenditures on shareholder relations compared to the same quarter in 2012. The decrease in expenses for the nine month period is primarily attributable to a reduction in professional fees and other general expenditures in 2013 compared to 2012.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Contractual Obligations

Nymox has no contractual obligations of significance other than payments under cancelled options agreement, long-term lease commitments for rental of laboratory and office space, insurance premium installments, other operating leases and redeemable preferred shares as follows:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Payments under cancelled options agreement*	$327,381	$178,571	$148,810	$0
Rent for laboratory and office space	$453,292	$336,620	$116,672	$0
Insurance premium installments	$85,673	$85,673	$0	$0
Operating leases	$19,536	$9,649	$9,114	$773
Total Contractual Obligations	$885,882	$610,513	$274,596	$773

* Refer to note 5 to the condensed interim consolidated financial statements.

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases and insurance premium installments.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2014, 2013 and 2012 other than those disclosed for key management personnel in note 12 of the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity, Capital Resources

As of September 30, 2014, cash and receivables including tax credits receivable totalled $867,443 compared with $876,489 at December 31, 2013. A decrease of $124,865 in accounts receivable is primarily due to the sales of goods of $144,623 during the fourth quarter of 2013, under our licensing agreement with Recordati. An increase of $217,598 in tax credits receivable represents the amount earned for the nine months ended September 30, 2014. The decrease of $99,778 in cash is due to the difference in the drawing amounts received under our Common Stock Private Purchase Agreement and the timing differences in payments of our expenditures. In November 2013, the Corporation signed a new Common Stock Private Purchase Agreement, whereby Lorros-Greyse Investments Limited (the “Purchaser”) was committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 3, 2013. As at September 30, 2014, twenty-one drawings were made under the new common stock private purchase agreement, for total proceeds of $4,950,000. On December 18, 2013, 48,544 common shares were issued at a price of $6.18 per share. On January 14, 2014, 69,686 common shares were issued at a price of $5.74 per share. On February 4, 2014, 61,533 common shares were issued at a price of $5.69 per share. On February 28, 2014, 62,297 common shares were issued at a price of $5.62 per share. On March 25, 2014, 65,408 common shares were issued at a price of $5.35 per share. On April 11, 2014, 28,468 common shares were issued at a price of $5.27 per share. On April 25, 2014, 29,487 common shares were issued at a price of $5.09 per share. On May 7, 2014, 63,573 common shares were issued at a price of $4.72 per share. On May 16,

2014, 59,595 common shares were issued at a price of $5.03 per share. On May 28, 2014, 29,132 common shares were issued at a price of $5.15 per share. On June 10, 2014, 31,062 common shares were issued at a price of $4.83 per share. On June 23, 2014, 31,302 common shares were issued at a price of $4.79 per share. On July 3, 2014, 21,501 common shares were issued at a price of $4.65 per share. On July 8, 2014, 52,312 common shares were issued at a price of $4.78 per share. On July 24, 2014, 31,672 common shares were issued at a price of $4.74 per share. On August 5, 2014, 31,179 common shares were issued at a price of $4.81 per share. On August 8, 2014, 60,926 common shares were issued at a price of $4.92 per share. On August 27, 2014, 60,048 common shares were issued at a price of $5.00 per share. On September 9, 2014, 61,703 common shares were issued at a price of $4.86 per share. On September 15, 2014, 31,049 common shares were issued at a price of $4.83 per share. On September 30, 2014, 37,406 common shares were issued at a price of $4.01 per share. On October 9, 2014, 33,791 common shares were issued at a price of $4.44 per share. On October 24, 2014, 50,040 common shares were issued at a price of $5.00 per share. On November 12, 2014, 138,889 common shares were issued at a price of $0.72 per share. At November 14, 2014, the Corporation can require the Purchaser to purchase up to $9,550,000 of common shares over the remaining term of the agreement.

The Corporation believes its current cash balance as at September 30, 2014 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the existing Common Stock Private Purchase Agreement and/or other sources of capital in order to fund these operations and activities over the next year.

The failure of the two Phase 3 studies of NX-1207 for BPH, announced by the Corporation on November 2, 2014, materially affects the Company’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. The Corporation’s ability to raise capital through the Common Stock Private Purchase Agreement is subject to the Corporation complying with general covenants in the Agreement in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the Agreement, with respect to the business and operations of the Corporation. On November 2, 2014, the Corporation announced that the Corporation’s Phase 3 trials of its investigational drug product, NX-1207, for the treatment of benign prostatic hyperplasia (BPH), NX02-0017 and NX02-0018, had failed to meet their primary endpoints. On November 3, 2014, the Corporation’s stock price fell from its previous close of $5.14 to a closing price of $0.93, an 82% decline. As of November 14, 2014, the Corporation has not received any communications from the Purchaser that it will not honor the Corporation’s future drawdown notices under the agreement or that it intends to terminate the agreement. On November 12, 2014, the Corporation completed a drawdown of $100,000 pursuant to the agreement.

If the Purchaser does not purchase the Corporation`s common shares as provided for under the agreement, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern.

The Corporation’s ability to raise capital through the Agreement and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

In addition to financing operations through the issuance of equity, the Corporation may also secure additional funding through the issuance of debt, licensing or partnering products in development, increasing revenue from our products, or realizing on intellectual property and other assets. There can be no assurances that the Corporation will be successful in realizing on any such potential opportunities for additional funding at a price or on terms that are favorable to the Corporation.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at September 30, 2014, we had an accumulated deficit of $99,469,779, and our total liabilities exceeded our total assets. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds.

In response to the failure of the two Phase 3 trials of NX-1207 for BPH, Management has taken steps to reduce expenditures going forward in the short term by staff reductions for the U.S. BPH development program for NX-1207 (currently on hold), deferral of management salaries, and other operational changes. Management is exploring other options, including the securing of additional sources of financing. While management believes the use of the going concern assumption is appropriate, there is no assurance the above actions will be successful. The condensed interim Consolidated Financial Statements for the three and nine months ended September 30, 2014, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. If the going concern assumption is not appropriate for the condensed interim Consolidated Financial Statements for the three and nine months ended September 30, 2014, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

Outstanding Share Data

As at November 14, 2014, there were 35,814,216 common shares of Nymox issued and outstanding. In addition, 5,829,500 share options are outstanding, of which 5,754,500 are currently vested. There are no warrants outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Corporation’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of September 30, 2014.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year end December 31, 2013 was included in the 2013 Annual Management’s Discussion and Analysis and was based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2013.

Changes in Internal Controls Over Financial Reporting

There have been no changes since December 31, 2013 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes in accounting policies:

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended September 30, 2014, and have not been applied in preparing these condensed interim consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standards and interpretations have been issued by the IASB and the IFRS IC and the Corporation is currently assessing their impact on the financial statements:

(a) IFRS 9, Financial Instruments:

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. Special transitional requirements have been set for the application of the new general hedging model. The Corporation currently does not hedge and therefore does not anticipate this phase will have an impact on the Corporation.

This standard is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

(b) IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers.

IFRS 15 supersedes the following standards: IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service.

The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

This standard is effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Factors that could cause actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation, many of which are beyond our control, include the Corporation’s ability to:

  identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities;

  obtain suitable financing to support its operations and clinical trials;

  manage its growth and the commercialization of its products;

  achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology corporation;

  successfully compete in its markets;

  realize the results it anticipates from the clinical trials of its products;

  succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products;

  achieve regulatory clearances for its products;

  obtain on commercially reasonable terms adequate product liability insurance for its commercialized products and avoid product liability claims;

  adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors;

  assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and

  not encounter problems with third parties, including key personnel, upon whom it is dependent.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Condensed Interim Consolidated Financial Statements of
(Unaudited)

NYMOX PHARMACEUTICAL
CORPORATION

Periods ended September 30, 2014, 2013 and 2012

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2014, 2013 and 2012

Financial Statements

Condensed Interim Consolidated Statements of Financial Position	12
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	13
Condensed Interim Consolidated Statements of Changes in Equity	14
Condensed Interim Consolidated Statements of Cash Flows	15

Notes to Condensed Interim Consolidated Financial Statements

1.	Business activities and future operations	16
2.	Basis of preparation	17
3.	Significant accounting policies	17
4.	Accounts payable and accrued liabilities	19
5.	Other non-current liabilities	19
6.	Licensing revenues and deferred revenue	20
7.	Preferred shares of a subsidiary and non-controlling interest	20
8.	Share capital	21
9.	Contingencies	24
10.	Income taxes	24
11.	Earnings per share	25
12.	Related parties	25
13.	Subsequent event	26

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)

September 30, 2014 and December 31, 2013
(in US dollars)

		September 30,	December 31,
	Note	2014	2013

Assets
Current assets:
Cash		$195,745	$295,523
Accounts receivable		56,774	181,639
Other receivables		36,996	38,997
Research tax credits receivable		577,928	360,330
Prepaid expenses		17,000	20,291
Inventories		39,254	39,688
Total current assets		923,697	936,468

Non-current assets:
Security deposit		17,396	17,396
Property and equipment		11,063	12,521
Total non-current assets		28,459	29,917
Total assets		$952,156	$966,385

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	4	$1,832,014	$1,498,622
Deferred revenue	6	2,617,600	2,617,600
Total current liabilities		4,449,614	4,116,222

Non-current liabilities:
Other non-current liabilities	5	142,493	–
Deferred revenue	6	545,333	2,508,533
Preferred shares of a subsidiary	7	400,000	400,000
Total non-current liabilities		1,087,826	2,908,533

Equity:
Share capital	8	80,696,549	76,046,549
Additional paid-in capital		13,787,946	12,631,067
Deficit		(99,469,779)	(95,135,986)
Total equity attributable to the equity holders of the Corporation		(4,985,284)	(6,458,370)

Non-controlling interest	7	400,000	400,000
Total equity		(4,585,284)	(6,058,370)

Business activities and future operations	1
Contingencies	9
Subsequent event	13
Total liabilities and equity		$952,156	$966,385

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)

Nine-month periods ended September 30, 2014, 2013 and 2012
(in US dollars)

		Three months ended September 30,			Nine months ended September 30,
	Note	2014	2013	2012	2014	2013	2012

Revenues:
Sales of goods		$81,129	$88,888	$110,164	$257,172	$458,320	$319,837
Licensing revenues:
Upfront payment	6	654,400	654,400	654,400	1,963,200	1,963,200	1,963,200
		735,529	743,288	764,564	2,220,372	2,421,520	2,283,037
Expenses:
Research and development	8(c)	899,445	1,428,025	1,509,256	4,022,568	4,593,695	5,353,670
Less research tax credits		(36,776)	(328,981)	(80,880)	(217,597)	(453,343)	(221,994)
		862,669	1,099,044	1,428,376	3,804,971	4,140,352	5,131,676

General and administrative	8(c)	485,338	560,282	476,332	2,203,125	1,354,848	1,615,779
Marketing	8(c)	39,660	38,349	33,244	122,653	237,699	121,675
Cost of sales		45,378	48,230	59,189	150,624	259,627	201,537
		1,433,045	1,745,905	1,997,141	6,281,373	5,992,526	7,070,667

Results from operating activities		(697,516)	(1,002,617)	(1,232,577)	(4,061,001)	(3,571,006)	(4,787,630)

Net finance income (costs)		9,310	(17,770)	(12,986)	(40,292)	(20,676)	(26,036)

Net loss and comprehensive loss attributable to the equity holders of the Corporation		$(688,206)	$(1,020,387)	$(1,245,563)	$(4,101,293)	$(3,591,682)	$(4,813,666)

Basic and diluted loss per share	11	$(0.02)	$(0.03)	$(0.04)	$(0.12)	$(0.11)	$(0.15)

Weighted average number of common shares outstanding	11	35,395,303	34,299,594	33,202,515	35,088,887	34,006,597	33,115,780

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited)

Nine-month periods ended September 30, 2014, 2013 and 2012
(in US dollars)

		Attributable to equity holders of the Corporation
				Additional			Non-
		Share capital		paid-in			controlling	Total
	Note	Number	Dollars	capital	Deficit	Total	interest	equity
Balance, December 31, 2013		34,672,157	$76,046,549	$12,631,067	$(95,135,986)	$(6,458,370)	$400,000	$(6,058,370)
Transactions with owners, recorded directly in equity:
Issuance of share capital	8	919,339	4,650,000	–	–	4,650,000	–	4,650,000
Share issue costs		–	–	–	(232,500)	(232,500)	–	(232,500)
Options cancelled	5	–	–	(397,872)	–	(397,872)	–	(397,872)
Stock-based compensation	8(c)	–	–	1,554,751	–	1,554,751	–	1,554,751
Total contributions by owners		919,339	4,650,000	1,156,879	(232,500)	5,574,379	–	5,574,379
Net loss and comprehensive loss		–	–	–	(4,101,293)	(4,101,293)	–	(4,101,293)
Balance, September 30, 2014		35,591,496	$80,696,549	$13,787,946	$(99,469,779)	$(4,985,284)	$400,000	$(4,585,284)

Balance, December 31, 2012		33,572,442	$69,705,389	$12,362,281	$(89,912,383)	$(7,844,713)	$400,000	$(7,444,713)
Transactions with owners, recorded directly in equity:
Issuance of share capital	8	887,513	5,100,000	–	–	5,100,000	–	5,100,000
Share issue costs		–	–	–	(254,728)	(254,728)	–	(254,728)
Exercise of stock options and option surrender agreement
Cash		19,563	2,620	–	–	2,620	–	2,620
Ascribed value		–	11,020	(11,020)	–	–	–	–
Stock-based compensation	8(c)	–	–	293,384	–	293,384	–	293,384
Total contributions by owners		907,076	5,113,640	282,364	(254,728)	5,141,276	–	5,141,276
Net loss and comprehensive loss		–	–	–	(3,591,682)	(3,591,682)	–	(3,591,682)
Balance, September 30, 2013		34,479,518	$74,819,029	$12,644,645	$(93,758,793)	$(6,295,119)	$400,000	$(5,895,119)

Balance, December 31, 2011		32,993,302	$66,062,961	$10,445,524	$(82,106,044)	$(5,597,559)	$400,000	$(5,197,559)
Transactions with owners, recorded directly in equity:
Issuance of share capital	8	315,839	2,075,000	–	–	2,075,000	–	2,075,000
Share issue costs		–	–	–	(103,750)	(103,750)	–	(103,750)
Exercise of stock options and option surrender agreement		9,268	31,988	(22,988)	–	9,000	–	9,000
Stock-based compensation	8(c)	–	–	294,945	–	294,945	–	294,945
Total contributions by owners		325,107	2,106,988	271,957	(103,750)	2,275,195	–	2,275,195
Net loss and comprehensive loss		–	–	–	(4,813,666)	(4,813,666)	–	(4,813,666)
Balance, September 30, 2012		33,318,409	$68,169,949	$10,717,481	$(87,023,460)	$(8,136,030)	$400,000	$(7,736,030)

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)

Nine-month periods ended September 30, 2014, 2013 and 2012
(in US dollars)

	Note	2014	2013	2012
Cash flows used in operating activities:
Net loss		$(4,101,293)	$(3,591,682)	$(4,813,666)
Adjustments for:
Depreciation of property and equipment		4,987	6,713	7,810
Stock-based compensation	8(c)	1,554,751	293,384	294,945
Non-cash finance costs	5	22,538	-	-
Changes in non-cash operating balances:
Accounts receivable and other receivables		126,866	26,022	82,571
Research tax credits receivable		(217,598)	273,555	(221,994)
Prepaid expenses		3,291	25,934	-
Inventories		434	(1,675)	9,420
Accounts payable and accrued liabilities		177,330	(289,279)	263,641
Deferred revenue		(1,963,200)	(1,963,200)	(1,963,200)
		(4,391,894)	(5,220,228)	(6,340,473)
Cash flows from (used in) financing activities:
Proceeds from issuance of share capital		4,650,000	5,100,000	2,075,000
Share issue costs		(232,500)	(254,728)	(103,750)
Payments under cancelled options agreement	5	(121,855)	-	-
Proceeds from exercise of stock options		-	2,620	9,000
		4,295,645	4,847,892	1,980,250
Cash flows used in investing activities:
Additions to property and equipment		(3,529)	(5,244)	(3,372)
Net decrease in cash		(99,778)	(377,580)	(4,363,595)

Cash, beginning of the period		295,523	1,030,075	5,918,921
Cash, end of the period		$195,745	$652,495	$1,555,326

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

Nine-month periods ended September 30, 2014, 2013 and 2012
(in US dollars)

1.	Business activities and future operations:

Nymox Pharmaceutical Corporation is a company domiciled in Canada and is incorporated under the Canada Business Corporations Act. Nymox Pharmaceutical Corporation including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head-office of the Corporation is located at 9900 Cavendish Boulevard, Saint-Laurent, Quebec. The Corporation currently markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. Since 2002, the Corporation has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (BPH) and, since 2012, for the treatment of low-grade localized prostate cancer. The Corporation also has in its pipeline drug candidates aimed at the causes of Alzheimer’s disease and new treatments of bacterial infections in humans.

The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and its ability to finance its research and development programs and operations through the sale of its shares. Since 2003, the Corporation has relied on the Common Stock Private Purchase Agreement referred to in note 8 (a), collaboration agreements, and revenues from product sales to fund its operations and research programs. In order to achieve its business plan and the realization of its assets and the discharge of its liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue-generating activities.

On November 2, 2014, the Corporation issued a press release announcing that the two Phase 3 U.S. studies of NX-1207 for the treatment of BPH, NX02-0017 and NX02-0018, failed to meet their primary efficacy endpoints. As a result, the Corporation’s U.S. BPH development program has been put on hold, pending further evaluation of the data, and operational changes to be implemented, including staffing reductions for this project (see note 13). The NX-1207 program for low grade localized prostate cancer continues. The Corporation announced positive top line results for its Phase 2 study of NX-1207 for localized prostate cancer in April 2014.

The failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Under the Common Stock Private Purchase Agreement, the Corporation must adhere to general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the Agreement, with respect to the business and operations of the Corporation. In the past, the Corporation has been successful in obtaining the needed financing pursuant to the agreement. As of the date of the financial statements, the Corporation has not received any communication from the purchaser that it will not honor the Corporation`s future draw-down notices under the Agreement or that it intends to terminate the Agreement. On November 12, 2014, the Corporation completed a drawdown of $100,000 pursuant to this Agreement. Management believes that cash balances, funds from product sales, as well as continued access to financing from the Common

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2014, 2013 and 2012
(in US dollars)

1.	Business activities and future operations (continued):

Stock Private Purchase Agreement will be sufficient to meet the Corporation’s requirements for at least the next year.

If the purchaser does not purchase the Corporation`s common shares as provided for under the Agreement, the Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

The Corporation is listed on the NASDAQ Stock Market.

2.	Basis of preparation:

(a)	Statement of compliance:

The condensed interim consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in connection with the previously issued annual financial statements of the Corporation.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 12, 2014.

(b)	Basis of measurement:

The condensed interim consolidated financial statements have been prepared on a going concern and on the historical cost basis. The functional and presentation currency of the Corporation is the US dollar.

3.	Significant accounting policies:

The accounting policies described in the Corporation’s 2013 annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

Accounting estimates and judgments:

The preparation of the condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2014, 2013 and 2012
(in US dollars)

3.	Significant accounting policies (continued):

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Corporation’s significant accounting policies and key sources of information were the same as those applied to the consolidated financial statements for the year ended December 31, 2013, except that they also include the assessment of the Corporation’s ability to continue as a going concern as explained in note 1.

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended September 30, 2014, and have not been applied in preparing these condensed interim consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standards and interpretations have been issued by the IASB and the IFRS IC and the Corporation is currently assessing their impact on the financial statements:

(a) IFRS 9, Financial Instruments:

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. Special transitional requirements have been set for the application of the new general hedging model. The Corporation currently does not hedge and therefore does not anticipate this phase will have an impact on the Corporation.

This standard is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

(b) IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2014, 2013 and 2012
(in US dollars)

3.	Significant accounting policies (continued):

IFRS 15 supersedes the following standards: IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real

Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service.

The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

This standard is effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

4.	Accounts payable and accrued liabilities

	September 30,	December 31,
	2014	2013

Accounts payable	$1,465,534	$1,382,986
Accrued liabilities:
Payroll related liabilities	39,795	9,675
Other accrued liabilities	170,621	105,961
Current portion of other non-current liabilities (note 5)	156,064	-
Total accounts payable and accrued liabilities	$1,832,014	$1,498,622

5.	Other non-current liabilities

On January 22, 2014, in connection with the departure of the former Chief Financial Officer, the Corporation entered into an agreement with him, whereby he is entitled to receive CA$500,000 payable in equal bi-monthly installments until July 26, 2016, in exchange for cancelling all of his outstanding 240,000 stock options. In the event the former Chief Financial Officer becomes employed at any time subsequent to April 22, 2015, the amount of these payments will be reduced by fifty percent of the amount of his pay for such employment. This exchange of options for future cash payments was accounted for as an equity transaction and therefore an accrued liability and a reduction to additional paid in capital of $397,872 (CA$441,589), the discounted value of the total consideration, was recorded during the first quarter of 2014. All future payments will reduce the accrued liability balance, net of the related accretion expense.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2014, 2013 and 2012
(in US dollars)

5.	Other non-current liabilities (continued):

As at September 30, 2014, the current portion of $156,064 is included in “accrued liabilities” and the non-current portion of $142,493 is presented as “other non-current liabilities” on the consolidated statement of financial position.

6.	Licensing revenues and deferred revenue:

On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of benign prostatic hyperplasia (“BPH”) as the initial indication for development and commercialization. Recordati made an upfront payment to the Corporation of €10,000,000 (US$13,088,000), in December 2010. The agreement provides for further payments to be made upon regulatory approval, sales milestones payments, and tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales if the specific contractual conditions are achieved.

The upfront payment of $13,088,000 has been deferred and is being recognized as revenue on a systematic basis over the estimated service period of five years, of which approximately fifteen months remain at September 30, 2014. This period may be modified in the future based on additional information that may be received by the Corporation. In the three and nine-month periods ended September 30, 2014, an amount of $654,400 (2013 - $654,400; 2012 - $654,400) and $1,963,200 (2013 - $1,963,200; 2012 - $1,963,200), respectively, were recognized as revenue related to this upfront payment. As at September 30, 2014, the deferred revenue related to this transaction amounted to $3,162,933 (as at December 31, 2013 - $5,126,133).

7.	Preferred shares of a subsidiary and non-controlling interest:

The preferred shares of a subsidiary and the non-controlling interest relate to redeemable and/or convertible preferred shares of Serex Inc. in the amount of $800,000. These preferred shares are convertible into common shares of Serex Inc. at a price of $3.946 per share. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex Inc. These redeemable preferred shares in the amount of $400,000 have been presented as a liability in the statements of financial position and are measured at their issue price which is also the redemption value. The non-redeemable portion is presented within equity, separately from equity of the owners of the Corporation, as non-controlling interest.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2014, 2013 and 2012
(in US dollars)

8.	Share capital:

	September 30,	December 31,
	2014	2013

Authorized:
An unlimited number of common shares, at no par value

Issued, outstanding and fully paid:
Number of common shares	35,591,496	34,672,157
Dollars	$80,696,549	$76,046,549

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Common Stock Private Purchase Agreement:

In November 2012, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2013, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $1,000,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8,000,000 of common shares under the agreement.

In the nine-month period ended September 30, 2014, the Corporation issued 919,339 common shares to the Purchaser under the agreements for proceeds of $4,650,000. At September 30, 2014, the Corporation can require the Purchaser to purchase up to $10,050,000 of common shares over the remaining 13 months of the agreement, provided the Corporation adheres to its covenants.

Subsequent to September 30, 2014, the Corporation issued 222,720 common shares to the Purchaser for additional proceeds of $500,000.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2014, 2013 and 2012
(in US dollars)

8.	Share capital (continued):

(a)	Common Stock Private Purchase Agreement: (continued):

The Corporation records the equity transaction at the amount received.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As at September 30, 2014, 1,670,500 options (2013 – 1,550,500; 2012 – 2,044,500) could still be granted by the Corporation.

The following table provides the activity of stock option awards during the nine-month period ended September 30, 2014 and for options outstanding and exercisable at the end of the nine-month period ended September 30, 2014, the weighted average exercise price and the weighted average years to expiration.

	Options outstanding
			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding, December 31, 2013	5,429,500	$4.16	4.24
Granted	640,000	5.93
Cancelled (note 5)	(240,000)	3.36
Outstanding, September 30, 2014	5,829,500	$4.39	4.17
Options exercisable	5,754,500	$4.35	4.13

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2014, 2013 and 2012
(in US dollars)

8.	Share capital (continued):

(c)	Stock-based compensation:

	Three months			Nine months
	ended September 30,			ended September 30,
Employee expenses	2014	2013	2012	2014	2013	2012

Stock options granted in 2006	$–	$–	$–	$–	$–	$29,488
Stock options granted in 2011	1,119	2,610	4,848	4,848	10,068	41,394
Stock options granted in 2012	6,101	11,332	160,431	23,534	44,456	224,063
Stock options granted in 2013	–	115,160	–	–	238,860	–
Stock options granted in 2014	102,183	–	–	1,526,369	–	–

Total stock-based compensation expense recognized	$109,403	$129,102	$165,279	$1,554,751	$293,384	$294,945

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	Three months			Nine months
	ended September 30,			ended September 30,
	2014	2013	2012	2014	2013	2012

Stock-based compensation pertaining to general and administrative	$108,284	$126,492	$164,471	$924,653	$159,616	$261,674
Stock-based compensation pertaining to marketing	-	-	-	-	123,700	389
Stock-based compensation pertaining to research and development	1,119	2,610	808	630,098	10,068	32,882
	$109,403	$129,102	$165,279	$1,554,751	$293,384	$294,945

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2014, 2013 and 2012
(in US dollars)

8.	Share capital (continued):

(c)	Stock-based compensation (continued):

The fair value of the options granted during the nine-month periods ended September 30, 2014, 2013 and 2012 was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2014	2013	2012

Share price	$5.93	$5.24	$7.52
Exercise price	$5.93	$5.24	$7.52
Risk-free interest rate	1.18%	1.41%	1.33%
Expected volatility	53.96%	58.99%	59.84%
Expected option life in years	4	5	5
Expected dividends	-	-	-

A total of 640,000 options were granted during the nine-month period ended September 30, 2014 having a weighted average grant date fair value of $2.52 per option (2013 – 90,000 options having a weighted average grant date fair value of $2.65 per option; 2012 – 90,000 options having a weighted average grant date fair value of $3.86 per option).

Expected volatility was estimated considering an historic average share price volatility based on the expected option life.

Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

9.	Contingencies:

In November 2011, two former directors of the Corporation, who ceased to be directors in 2006, served the Corporation with a Motion to Institute Proceedings filed with the Quebec Superior Court seeking an order that they are entitled to exercise options to purchase a total of 125,000 shares of the Corporation at a price of US$4.33 or, in the alternative, damages for lost profit. On February 18, 2014, the claim by one of the former directors against Nymox was dismissed. The Corporation believes that the right to exercise these options ended in May 2007 and that the claims are without merit. The Corporation intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these condensed interim consolidated financial statements.

10.	Income taxes:

The Corporation recognized no income taxes in the statements of operations and comprehensive loss, as it has been incurring losses since inception. Furthermore, no deferred tax asset was recognized since the accumulated tax losses available to be carried forward and used to offset future taxable income are not considered probable of being realized.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2014, 2013 and 2012
(in US dollars)

11.	Earnings per share:

Weighted average number of common shares outstanding:

	Three months			Nine months
	ended September 30,			ended September 30,
	2014	2013	2012	2014	2013	2012

Issued common shares at beginning of period	35,203,700	34,160,418	33,134,670	34,672,157	33,572,442	32,993,302
Effect of shares issued	191,603	139,176	67,845	416,730	434,155	122,478

Weighted average number of common shares outstanding at September 30	35,395,303	34,299,594	33,202,515	35,088,887	34,006,597	33,115,780

Diluted loss per share was the same amount as basic loss per share, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the periods presented. All outstanding options could potentially be dilutive in the future.

12.	Related parties:

Executive officers and directors participate in the Corporation’s stock option plan (see note 8 (b)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	Three months			Nine months
	ended September 30,			ended September 30,
	2014	2013	2012	2014	2013	2012

Salaries	$197,531	$204,064	$175,421	$585,268	$570,622	$502,910
Short-term employee benefits	2,526	2,500	2,467	6,895	7,629	7,090
Stock-based compensation	102,183	115,160	138,640	1,526,369	238,860	168,128
	$302,240	$321,724	$316,528	$2,118,532	$817,111	$678,128

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings were $53,500 for the period ended September 30, 2014 (2013 - $47,000; 2012 - $52,000).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2014, 2013 and 2012
(in US dollars)

13.	Subsequent event

On November 2, 2014, the Corporation issued a press release announcing that the two Phase 3 U.S. studies of NX-1207 for the treatment of BPH, NX02-0017 and NX02-0018, failed to meet their primary efficacy endpoints. As a result, the Corporation’s U.S. BPH development program has been put on hold, pending further evaluation of the data, and operational changes to be implemented, including staffing reductions for this project (see note 1).

On November 12, 2014, the Corporation completed a drawdown of $100,000 pursuant to the Common Stock Private Purchase Agreement, which is included in the $500,000 raised after September 30, 2014 disclosed in note 8(a).